Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

BitFuFu Inc.

We hereby consent to the inclusion in Amendment No. 1 to this Registration Statement on Form F-4 (Registration No. 333-276181) of our report dated May 12, 2023, relating to the audit of the consolidated balance sheets of Finfront Holding Company and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the three year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements) contained herein.

San Mateo, California	WWC, P.C.
January 12, 2024	Certified Public Accountants
PCAOB ID: 1171